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[BioLynx.Com, Inc. Logo]


March 8, 2000


Mr. John Reynolds
Mail Stop 3-4
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Application for Withdrawal of Registration Statement on Form SB-2 for
    BioLynx.Com, Inc; File No. 333-92331

Dear Mr. Reynolds:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, BioLynx.Com, Inc. ("BioLynx.Com") hereby requests that its Registration Statement on Form SB-2 (File No. 333-92331) be withdrawn. BioLynx.Com is making this application, inasmuch as it wishes to further strengthen its position in the marketplace before undertaking a public offering of its securities.

Please direct any enquires you may have regarding the above referenced Registration Statement to me, Reagan Hicks, CEO and President of BioLynx.Com, Inc., telephone (210) 256-8300 and telecopier (210) 682-2137, or Norman T. Reynolds, Esq. of the firm Jackson Walker L.L.P., counsel to BioLynx.Com, 1100 Louisiana Street, Suite 4200, Houston, Texas 77002, telephone (713) 752-4512 and telecopier (713) 752-4221.

Sincerely,

/s/ Reagan Hicks
---------------------------
Reagan Hicks
President & CEO




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                                                            5617 Grissom Road
                                                        San Antonio, Texas 78238
                                                              (210) 256-8300
                                                           Fax: (210) 256-1992
                                                              www.biolynx.com
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